Exhibit 99.1

Aurora Cannabis and UFC® Launch Clinical Research on Use of Hemp-Derived CBD Products by MMA Athletes

New studies to advance the science on CBD use and athlete health and wellness and to drive product development under new U.S. sports performance brand, ROAR Sports

TSX: ACB | NYSE: ACB

LAS VEGAS, July 24, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NYSE: ACB) (TSX: ACB), the Canadian company that's defining the future of cannabis worldwide, and UFC, the world's premier mixed martial arts organization, are proud to announce the launch of a joint clinical research program that will produce multiple studies under the terms of their recently announced partnership.

The research will examine the use of hemp-derived CBD as an effective treatment for pain, inflammation, wound-healing, and recovery on MMA athletes.

The ground-breaking research partnership is aimed at understanding key health and recovery needs of elite athletes in such a highly physical and competitive sport as mixed martial arts. Research data will then be used to drive the development of science-backed, hemp-derived CBD topicals that will be safe and reliable. These new products will help combat the rapidly growing market of untested CBD treatments currently being used by high-performance and non-professional athletes.

Once research is complete, any resulting product will come to life in the U.S. under the new high-performance sports brand ROAR Sports, a portfolio of high-quality, hemp-derived CBD topical treatments scientifically formulated with elite athletes in mind. Through analysis of athlete needs and scientific data, ROAR Sports will challenge the status quo, seek to alleviate the stresses of competition, and earn designation as the "Official CBD product of UFC."

The multi-phase clinical study at the UFC Performance Institute® in Las Vegas will be led by Dr. Jason Dyck, Chair of Aurora's Global Scientific Oversight Committee; Dr. Kelly Narine, Aurora's Vice President Global Research and Medical Affairs; and the team of sports performance experts at the UFC Performance Institute, led by Dr. Duncan French, UFC Vice President of Performance. Using active UFC athletes on a strictly voluntary basis, the study will help establish peer-reviewed, publishable research in this area. Products will be developed in full compliance with U.S. federal law and with UFC's anti-doping program, which adheres to WADA and USADA regulations.

"Our partnership with UFC is about committing to the science that will educate and advocate," said Aurora CEO Terry Booth. "We are going to work together to change the way people think, to change the industry, and to launch the first hemp-derived CBD products that are backed by scientific research. The brand-building and product development are all part of our move into the U.S., and in collaboration with UFC, and we intend to play a major role in that market."

"We know anecdotally that professional athletes across sports disciplines are turning to hemp-derived CBD treatments to assist with physical recovery, with varying degrees of success," added Jason Dyck, Chair of Aurora's Global Scientific Oversight Committee. "The work we do in partnership with UFC will create an evidence-based, science-backed pipeline of consistent, and 'clean' hemp-derived CBD topicals that the high-performance athletes of UFC can rely on to treat the pain, inflammation, injury and other conditions associated with competing at such a high level."

"Collaborating with Aurora is the best way to educate ourselves and our fighters about the impact of CBD on MMA athletes and our sport," said Dr. Duncan French, UFC's Vice President of Performance. "We want to apply science and see where it leads us.  Ideally, these studies will give us the clarity we need to determine n the effectiveness of hemp-derived CBD on athlete health and injury recovery."

"Although CBD is allowed under USADA and WADA regulations, we want to be the leaders on educating UFC athletes on CBD use," said Jeff Novitzky, UFC Senior Vice President of Athlete Health & Performance.  "Athlete safety is a top priority for UFC, and we will collaborate with Aurora to ensure that any new products are third-party tested for all WADA-prohibited substances to make certain they meet WADA standards."

Download the media kit HERE.

About UFC®

UFC®, is the world's premier mixed martial arts organization and the largest Pay-Per-View event provider in the world. UFC boasts more than 300 million fans worldwide, including 70 million social media followers across all its digital platforms, and its programming is broadcast in over 170 countries and territories to one billion TV households worldwide in 40 different languages. UFC produces more than 40 live events annually and consistently sells out some of the world's most prestigious arenas. Since 2001, UFC has been proudly headquartered in Las Vegas, supported by a network of employees around the world. UFC's current roster of athletes features more than 590 men and women representing over 60 countries. UFC FIGHT PASS®, the world's leading digital subscription service for combat sports, delivers exclusive live events, thousands of fights on-demand, and original content to fans around the world. UFC was acquired in 2016 by global sports, entertainment, and fashion leader Endeavor, along with strategic investors Silver Lake Partners and KKR, in what is among the largest transactions in sports history. For more information, visit UFC.com and follow UFC at Facebook.com/UFC, Twitter, Snapchat and Instagram: @UFC.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 24 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards. EU GMP certification has been granted to Aurora's first production facility in Mountain View County, the Aurora River facility in Bradford, Ontario, and its wholly owned European medical cannabis distributor Aurora Deutschland.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, and Chemi Pharmaceutical – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI) and EnWave Corporation (TSXV: ENW).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to the performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur, and include, but are not limited to,  the successful completion of the  clinical research program and the development and commercialization of  hemp- derived CBD topical products . These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: Aurora Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; Aurora Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; UFC: Chris Bellitti, +1.702.956.6575, chris.bellitti@ufc.com; U.S. Investors, Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 17:15e 24-JUL-19